UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

23 April 2008
Number 15/08

BHP BILLITON QUARTERLY REPORT ON
EXPLORATION AND DEVELOPMENT ACTIVITIES
QUARTER ENDED 31 MARCH 2008

This report covers the Company's exploration and development activities for the quarter ended 31 March 2008. This report together with the Production Report represents the Interim Management Statement for the purposes of the UK Listing Authority's Disclosure and Transparency Rules. There have been no significant changes to the financial position of the Group in the quarter ended 31 March 2008. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

DEVELOPMENT

First production was successfully achieved at Yabulu during the quarter ended 31 March 2008. This project will not be reported in future Exploration and Development Reports.

During the quarter Newcastle Third Port Project (energy coal), Douglas-Middelburg Optimisation (energy coal) and North West Shelf North Rankin B (petroleum) were sanctioned.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Petroleum Projects
Neptune (US) 35% Oil/Gas	405	Mid CY08	50,000 barrels of oil and 50 million cubic feet gas per day

Revised schedule due to structural anomalies in the hull. See News Release dated 25 March 2008. Offshore hookup and commissioning completed. Drilling of the sixth well in progress with five of the seven wells completed.

North West Shelf Angel (Australia)| 16.67% Oil/Gas	200	End CY08	800 million cubic feet gas per day and 50,000 bpd condensate	On schedule and budget. Topsides successfully installed.
North West Shelf Train 5 (Australia) 16.67% LNG	350	Late CY08	LNG processing capacity of 4.2 million tpa	On schedule and budget. On-site construction and hookup continued.
Shenzi (US) 44% Oil/Gas	1,940	Mid CY09	100,000 barrels of oil and 50 million cubic feet gas per day	On schedule and budget. Hull arrived in Gulf of Mexico. Export pipelines and infield flowlines installed. Drilling of third well in progress with two wells completed.
Pyrenees (Australia) 71.43% Oil/Gas	1,200	1H CY10	96,000 barrels of oil and 60 million cubic feet gas per day	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continued. Topside module construction commenced.
Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	On schedule and budget. Contracts executed for subsea equipment and umbilicals.
North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	New gas compression platform to be constructed adjacent to the existing North Rankin A platform. Approval announced, see News Release dated 31 March 2008.
Minerals Projects
Alumar - Refinery Expansion (Brazil) 36% Alumina	725	Q2 CY09	2 million tpa of alumina	On revised schedule and budget. Engineering has been completed, procurement is well advanced and construction is nearing 50% completion.
Yabulu (Australia) 100% Nickel	556	Q1 CY08	45,000 tpa nickel	Project was completed and first production achieved during the quarter.
Cliffs (Australia) 100% Nickel	139	1H CY08	360,000 tpa nickel ore	On schedule and budget. Total project progress is 58% complete.
Iron Ore (Western Australia) RGP4 86.2% Iron Ore	1,850	1H CY10	26 million tpa additional iron ore system capacity	On schedule and budget in local currency. Engineering progress is now over 80% complete and construction progress over 20% complete.
Samarco Third Pellet Plant (Brazil) 50% Iron Ore	590	1H CY08	7.6 million tpa additional iron ore capacity	On schedule and budget in local currency. Commissioning activities have commenced.
Gemco (Australia) 60% Manganese	110	1H CY09	Additional 1 million tpa manganese concentrate	On schedule and budget. Project civil construction is underway and procurement activities progressing well.
Newcastle Third Port Project (Australia) 35.5% Energy Coal	390	End CY10	Export coal loading facility 30 million tpa	On schedule and budget. Project sanctioned during quarter. See News Release dated 22 January 2008. Earthworks contractors have been mobilised and dredging has commenced.
Klipspruit (South Africa) 100% Energy Coal	450	2H CY09	Incremental 1.8 million tpa export coal Incremental 2.1 million tpa domestic	On schedule and budget. All main contracts placed, with construction underway across the site.
Douglas-Middelburg Optimisation (South Africa) 100% Energy Coal	975	Mid CY10	10 million tpa export thermal coal and 8.5 million tpa domestic thermal coal.	The project was sanctioned during the quarter. See News Release dated 29 February 2008.

MINERALS EXPLORATION

BHP Billiton continued to pursue global exploration opportunities for key commodities of interest utilising both in-house capabilities and partnerships.

Grassroots exploration continued on diamond targets in Angola and the Democratic Republic of Congo (DRC), on copper targets in Australia, Chile, Mongolia, the DRC and Kazakhstan; and on nickel targets in Australia, Russia, Brazil and Africa. Exploration for iron ore, coal and bauxite was undertaken in a number of regions including Australia, South America, Russia and West Africa.

For the nine months ended 31 March 2008, BHP Billiton spent US$437 million on minerals exploration of which US$353 million was expensed.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2008.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Thebe-2	Exmouth Plateau Western Australia WA-346-P	100% BHP Billiton and operator	Drilling ahead.
Snarf-1	Browse Basin Western Australia WA-275-P	20% BHP Billiton (Woodside operator)	Waiting on rig to continue drilling.
Warrabkook-1	Browse Basin Western Australia WA-303-P	25% BHP Billiton and operator	Dry hole. Plugged and abandoned.

Petroleum exploration expenditure for the nine months ended 31 March 2008 was US$479 million of which US$240 million was expensed.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Emma Meade, Media Relations Tel: +61 3 9609 2896 Mobile: +61 409 199 236 Email: Emma.Meade@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 Email: Andre.Liebenberg@bhpbilliton.com
Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
Email: Leng.Y.Lau@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
Email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 Email: Illtud.Harri@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 23 April 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary